   SCOTT F. FROST
   Vice President, Chief Financial Officer and Treasurer

                                                                                                 January 26, 2010

Filed via EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance; Mail Stop 3561
Washington, D.C. 20549

RE: Weis Markets, Inc.
        Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008, Filed March 12, 2009
        Definitive Proxy Statement on Schedule 14A, Filed March 12, 2009
        Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009, Filed May 7, 2009
        Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009, Filed August 6, 2009 and Amended August 14, 2009
        Quarterly Report on Form 10-Q for Fiscal Period Ended September 26, 2009, Filed November 5, 2009
        File No. 001-05039

Dear Mr. Owings:

          We reviewed your letter dated December 28, 2009, regarding the above referenced Weis Markets, Inc. (the "Company") filings and have addressed each of your comments in this response letter. We respectfully request to correct all comments, if appropriate, in future filings as indicated in our prior conversation on January 4, 2010.

In connection with our responses to your comments, we acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

  Item 1. Business, page 3

  SEC Comment: Please discuss the importance to your business and the duration and effect of any patents, trademarks, licenses, franchises and concessions held. In this regard, we note that you operate your retail food stores under a variety of trade names. Refer to Item 101(c)(iv) of Regulation S-K.

  Company Response: In future Form 10-K filings, we will add the following discussion:
  Trade Names and Trademarks  The Company has invested significantly in the development and protection of "Weis Markets" both as a trade name and a trademark and considers it to be an important asset. The Company also owns more than 50 other trademarks registered and/or pending in the United States Patent and Trademark Office, including trademarks for its product lines and promotions such as Weis, Weis Baker's Basket, Canyon River, Weis 2 Go, Weis Wonder Chicken, Price Freeze, Weis Gas-n-Go, From the Field, and Healthy Bites. Each trademark registration is for an initial period of 10 or 20 years, depending on the registration date, and may be renewed so long as it is in continued use in commerce.

  The Company considers its trademarks to be of material importance to its business and actively defends and enforces its rights.

  SEC Comment: Please discuss the extent to which your business is or may be seasonal. Refer to Item 101(c)(v) of Regulation S-K.

  Company Response: We believe our business is not seasonal and have intentionally not discussed seasonality. Retail food sales are made on a relatively consistent basis throughout the year. Upon a review of our competitors' filings, the few who discuss seasonality are located in areas influenced by tourist trade. In addition, major holidays do influence our business on a week by week basis, but do not materially affect the overall financial results.

  Item 1A. Risk Factors, page 3

  SEC Comment: Please revise the headings of your risk factors so that they convey the risks that are otherwise disclosed in those risk factors' discussions. In addition, the three risk factors on page four do not clearly convey the actual risks; accordingly, please revise these risk factors to more precisely articulate the risks being discussed.

  Company Response: In future Form 10-K filings, we will revise the risk factor headings as set forth below. (Example is based on the Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008.) The last three risk factors were also revised to more clearly articulate the risks being discussed.

  "Competition:" will be "The Company's industry is highly competitive. If the Company is unable to compete effectively, the Company's financial condition and results of operations could be materially affected."

  "Trade Area:" will be "The trade area of the Company is located within a region and subject to the economic, social and climate variables of that region."

  "Food Safety:" will be "Food safety issues could result in the loss of consumer confidence in the Company."

  "Execution of Expansion Plans:" will be "The failure to execute expansion plans could have a material adverse effect on the Company's business and results of its operations."

  "Data and Technology:" will be "Disruptions or security breaches in the Company's information technology systems could adversely affect results."

   "Operating Costs:" will be "The Company is affected by certain operating costs which could increase or fluctuate considerably."
   (Revised Risk Factor)
  Associate expenses attribute to the majority of its operating costs and therefore, the Company's financial performance is greatly influenced by increasing wage and benefit costs, a competitive labor market, regulatory wage increases and the risk of unionized labor disruptions of its non-union workforce. In addition, the rising rate of associate medical insurance costs continue to outpace the Company's expenses as a whole. The Company's profit is particularly sensitive to the cost of oil. Oil prices directly affect the Company's product transportation costs, as well as its utility and petroleum-based supply costs. The Company is extremely concerned about the continuing rise in bank interchange fees for accepting payment cards at the point of sale. As the use of payment cards grow and banks continue to raise their rates, this expense continues to decrease profit margins.

  "Self-Insurance Exposure:" will be "Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect the Company."
  (Revised Risk Factor)
  The Company uses a combination of insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and associate medical benefit claims. Management estimates the liabilities associated with the risks retained by the Company, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Any projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

  The Company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $1,000,000. Although the Company has minimized its exposure on individual claims, the Company, for the benefit of cost savings, has accepted the risk of an unusual amount of independent multiple material claims arising, which could have a significant impact on earnings.

  "Taxes:" will be "Changes in tax laws may result in higher income tax."
  (Revised Risk Factor)
  The Company's future effective tax rate may increase from current rates due to changes in laws and the status of pending items with various taxing authorities. Currently, the Company benefits from a combination of its corporate structure and certain state tax laws.

  SEC Comment: Please include a risk factor describing the risks to investors associated with being a controlled company.

  Company Response: In future Form 10-K filings, we will include the following risk factor: (Example is based on the Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008.)
  "The Company is a controlled company due to the common stock holdings of the Weis family."
  The Weis family's share ownership represents approximately 65% of the combined voting power of the Company's common stock as of December 27, 2008. As a result, the Weis family has the power to elect a majority of the Company's directors and approve any action requiring the approval of the shareholders of the Company, including adopting certain amendments to the Company's charter and approving mergers or sales of substantially all of the Company's assets. Currently, two of the Company's seven directors are members of the Weis family.

  Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 5

  SEC Comment:  Please revise your disclosure to provide the information required by Item 201(c) of Regulation S-K.

  Company Response: We believe we have complied with Item 201(c) of Regulation S-K. Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 5 contains the dividend per share information required.

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

  SEC Comment: We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

  Company Response:   In future Form 10-K filings, we will add the following in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" following the "Contractual Obligations" section:
  Off-Balance Sheet Arrangements
  "The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations or cash flows."

  In addition, where we mention our letters of credit in the Liquidity and Capital Resources section, we will state that the letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company and that we do not anticipate that we will draw on any of them.

  Liquidity and Capital Resources, page 12

  SEC Comment: We note your indication on page 12 that your current development plans will require an investment of approximately $80.5 million in 2009. You also state on page 13 you intend to fund this amount as well as working capital requirements through internally generated cash flow from operations. Considering your cash flow from operations has historically aggregated to less than this amount, please disclose your plans if your cash flow from operations is insufficient and what alternative sources of liquidity you have in place, if any.

  Company Response: We believe with our current internally generated cash and investment reserves of close to $80 million that were stated on the balance sheet plus 2009's expected internally generated cash flow from operations, the Company would be able to fund its working capital and development plan. However, we will replace the phrase "through internally generated cash flow from operations" to "through cash and investment reserves and future internally generated cash flow from operations."

  Exhibits

  SEC Comment: Please file the following documents as exhibits or tell us why you believe such exhibits do not need to be filed:
    the agreement between you and ICC Decision Services pursuant to which ICC Decision Services provides you with quantitative and qualitative research services, the deferred compensation agreement between you and Mr. Weis, and the outstanding letters of credit in the aggregate amount of $29.2 million.

  Company Response:
    The agreement with ICC Decision Services was immaterial to the financial statements. The agreement only described services and price, and did not commit the Company to any financial liability. Currently, there is no agreement with ICC Decision Services.
    We will file the deferred compensation agreement between the Company and Mr. Robert F. Weis with the next Annual Report on Form 10-K.
    As noted in comment 6, we will change our description of the letters of credit in the Liquidity and Capital Resources section, page 12. We will state that the letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company and that we do not anticipate that we will draw on any of them. Due to the nature of the letters of credit, we believe it is not appropriate to file them as exhibits. In addition, within the recent year, the Company has replaced the majority of the letters of credit with surety bonds.

  Definitive Proxy Statement on Schedule 14A

  Executive Compensation – Compensation Discussion and Analysis

  2008 Executive Compensation Components

  Base Salary

  SEC Comment: Please expand the discussion regarding your use of the Food Marketing Institute's 2006-2007 Management Compensation Study for Retailers and Wholesales for benchmarking purposes. Please include additional information regarding the 56 retailers and wholesalers utilized in the report. As examples only, you may want to consider discussing the particular industries in which those companies participate and the range of revenues earned by those companies. If you do not have additional information regarding the 56 retailers and wholesales utilized in the report, please include a statement to that effect in your disclosure. In addition, please explain why you have determined to use the study for your benchmarking purposes.

  Company Response:
  In future filings, the disclosure will be changed to:
  (Example is based on 2009 Definitive Proxy Statement on Schedule 14A.)
  Base Salary: The base salary component of the executive compensation program provides the foundation for a fair and competitive compensation package. Base salaries are compared to the grocery industry by reference to peer companies that participate in an industry compensation survey conducted by an independent consulting firm. In 2008, the Compensation Committee used the Food Marketing Institute's "2006-2007 Management Compensation Study for Retailers and Wholesalers" to benchmark base salaries for the Named Officers. The study benchmarks compensation and benefits for management employees for 56 retailers and wholesalers nationwide without citing specific participants by company name. The Compensation Committee believes this is the best available source within the grocery industry to evaluate executive compensation. The Compensation Committee does maintain flexibility to deviate from the 50th and 75th percentile of the compensation guide in certain circumstances. The determination of base salaries is generally independent of the decisions regarding other elements of compensation, but some of the other elements of the compensation program are dependent on base salary, to the extent they are expressed as percentages of base salary. The Committee took into account the Named Officers' job responsibilities, their value-added contributions to the Company and their tenure.

  Non-Equity Incentive Plan

  SEC Comment: We note your disclosure of the percentage changes between 2007 and 2008 in the threshold, target and maximum hurdles for sales growth and operating profit growth. Please also disclose the actual threshold, target and maximum hurdles for sales growth and operating profit growth as established by the compensation committee.

  Company Response:
  In future filings, we will change the disclosure to the following:
  (Example is based on 2009 Definitive Proxy Statement on Schedule 14A.)
  The Chairman, CEO and COO can earn up to 50% of their base salary, and the other Named Officers can earn up to 35% of their base salary in the non-equity incentive plan. For fiscal 2008, 40% of the incentive award was based upon achievement of the budgeted total company sales growth and 60% of the incentive award was based upon achievement of the budgeted total company operating profit growth as compared to fiscal 2007 for the Named Officers. Threshold, target and maximum hurdles were established for the budgeted sales and operating profit categories, which allowed each Named Officer to earn 30%, 70% or 100% of his total incentive award for achieving the specified results within the sales category and 30%, 70% or 125% within the profit category. The threshold, target and maximum hurdles for the sales in fiscal 2008 was a sales increase of 1.6%, 3.1% and 4.7%, compared to fiscal 2007, which was equal to a sales result of $2.35 billion, $2.39 billion and $2.43 billion, respectively. The threshold, target and maximum hurdles for the operating profit in fiscal 2008 was an operating profit increase of -0.2%, 2.9% and 13.2%, as compared to fiscal 2007, which was equal to an operating profit result of $53.3 million, $55.0 million and $60.5 million, respectively. The Named Officers earned 97.0% of their total bonus potential in 2008 based upon total company performance as compared to 41.3% of their total bonus potential in 2007.

  Other Information Concerning the Board of Directors

  Review and Approval of Related Party Transactions

  SEC Comment: We note your statement that "activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance" by your audit committee. Please revise your disclosure to describe the standards and criteria that your audit committee considers when determining whether to approve a related party transaction. Refer to Item 404(b) of Regulation S-K.

  Company Response:
  Currently, the statement reflects the standards and criteria contained in the Company's current Code of Business Conduct and Ethics and in its Code of Ethics for CEO and CFO. In the event that the Audit Committee considers related party transactions in which executive officers are involved, it considers standards and criteria contained in the Company's current Code of Business Conduct and Ethics and in its Code of Ethics for CEO and CFO. In addition, if the Audit Committee is presented with a related party transaction, the Committee would also consider the standards and criteria defined by current regulations, including Section 404(b) of Regulation S-K and applicable regulations of the New York Stock Exchange. Although as of date of the proxy statement for our 2009 Annual Meeting, these standards and criteria were not formally contained in any formal Company documentation, the Company's Board of Directors has indicated that it intends to adopt a formal related party transaction policy that includes the standards included in Section 404(b) of Regulation S-K as well as any other applicable standards under the New York Stock Exchange rules and regulations. We will include a description of the new policy in our proxy statement for the 2010 Annual Meeting.

  Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
  Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
  Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009

  Item 4. Controls and Procedures

  SEC Comment: We note your response dated September 23, 2008 to comment seven of our letter dated September 9, 2008, where you indicate that you will comply with our comment. We remind you that Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15. Please confirm that you will comply in future filings.

  Company Response: We confirm that we will comply in future filings by disclosing the conclusions of our principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15.

  SEC Comment: We note your response dated September 23, 2008 to comment eight of our letter dated September 9, 2008 where you indicate that you will comply with our comment. Please confirm that you will comply with our request to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter which materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, as opposed to "significant changes in [your] internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation." Refer to Item 308(c) of Regulation S-K.

  Company Response: We will comply with your letter dated September 9, 2008 regarding your request to disclose any change in our internal control over financial reporting that occurred during the last fiscal quarter which materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, as opposed to "significant changes in [our] internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation."

      If you have any further comments, questions or suggestions, please do not hesitate to call or write directly to me. My telephone number is (570) 286-3205 and my e-mail address is sfrost@weismarkets.com.

                                                                                                 Sincerely,

                                                                                                 Scott F. Frost
                                                                                                 Vice President, Chief Financial Officer
                                                                                                          and Treasurer

WEIS MARKETS, INC.
1000 SOUTH SECOND STREET ● P.O. BOX 471 ● SUNBURY, PA 17801-0471 ● (570) 286-4571